U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2005

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 1SA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

By	/s/ RICHARD PEARCE
Name: Richard Pearce
Title: Chief Financial Officer

Date: September 21, 2005

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2005

Q3 Revenues $163.9 million, up 42.7% Year over Year

Havant, UK – September 21, 2005 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the third fiscal quarter, ended August 31, 2005.  Revenues for the quarter were $163.9 million, an increase of 42.7% compared to revenues of $114.9 million for the same period last year.

For the third fiscal quarter, GAAP net income was $7.9 million, or $0.27 per diluted share. Non-GAAP net income was $8.5 million, or a diluted earnings per share of $0.29, compared to non-GAAP net income of $7.0 million in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Unaudited Condensed Consolidated Statements of Cash Flows” below.

Gross profit margin in the third quarter was 20.2%, compared to 15.9% in the same period last year and 22.0% in the prior quarter. The decrease in gross margin is primarily due to business revenue and product mix.

“With 43% revenue growth, we continue to execute and expand our market at a significant pace. We expanded our technology and product portfolio with the acquisition of nStor Technologies, and we increased our customer base with a number of new design wins in the quarter,” said Steve Barber, CEO of Xyratex. “Our priority continues to be superb execution on meeting the demands of our customers and investing resources to develop leading technologies and products that will expand our market opportunities and improve our margins.”

Business Highlights

•                  Subsequent to the quarter end, Xyratex acquired nStor Technologies, a developer of data storage solutions that are ideally suited for both large enterprises as well as small to mid-sized businesses. nStor’s flagship controller technology and StorView software form the foundation for the OneStor and NexStor family of solutions that support Microsoft Windows, Linux, UNIX and Macintosh operating environments. For Xyratex, the acquisition of nStor augments the company’s already strong portfolio of storage technology and platform solutions. The acquisition of nStor will combine Xyratex’s industry-leading expertise in high volume, high availability storage system enclosure design with nStor’s extensive experience and value-added RAID Controller and Storage Solution software to provide a highly scalable set of offerings to meet customer requirements.

•                  As a leading provider of capital equipment to Seagate’s manufacturing sites, Xyratex was honored as Seagate’s Outstanding Supplier in the Manufacturing Capital Equipment category.

•                  Xyratex continued to strengthen its relationship with its largest Storage and Network Systems customer, broadening its range of products in support of their expanding channel to market, and winning a number of new development and operational programs.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements include the effect of the acquisition of nStor Technologies on September 8, 2005, but do not include the potential impact of any further future acquisitions or divestitures.

•                  Revenue in the fourth fiscal quarter of 2005 is projected to be in the range $189 to $199 million. Revenue for fiscal year 2005 is expected to increase to a range of $665 to $675 million.

•                  Fully diluted earnings per share is anticipated to be between $0.41 and $0.48 on a GAAP basis in the fourth quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.45 and $0.52, which includes the dilutive impact of the acquisition of nStor Technologies.

•                  Fully diluted earnings per share for fiscal year 2005 is expected to be between $1.38 and $1.45 on a GAAP basis. On a non-GAAP basis fully diluted earnings per share is expected to be between $1.53 and $1.60, including the dilution impact of the acquisition of nStor Technologies.

•                  Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, September 21, 2005 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing (800) 259-0251 in the United States and (617) 614-3671 outside of the United States, passcode 28309687. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through September 28, 2005 following the live call by dialing (888) 286-8010 in the United States and (617) 801-6888 outside the United States, replay code 26718479.

Safe Harbor Statement

This press release contains forward–looking statements that involve risks and uncertainties. These forward-looking statements include statements regarding future results or financial performance of Xyratex, including statements relating to projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the fourth quarter and fiscal year 2005, the acquisition of nStor, strengthening Xyratex’s position in the storage market and enabling Xyratex to build future storage and disk cleaning products. Such statements are only predictions and involve risks and uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include successful integration of NStor’s assets and employees into Xyratex, building future disk cleaning products, Xyratex’s inability to compete successfully in the competitive and rapidly changing marketplace, failure to retain key employees, cancellation or delay of projects and continued adverse general economic conditions in the U.S. and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in Xyratex’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and network technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.  For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Xyratex Public Relations
Curtis Chan
CHAN & ASSOCIATES, INC.
Tel: +1 (714) 447-4993
Email: cj_chan@chanandassoc.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2005	2004
	(US dollars in thousands, except per share amounts)

Revenues	$163,918	$114,906	$476,045	$342,313
Cost of revenues - non cash equity compensation	—	7,791	—	7,791
Cost of revenues - other	130,788	88,848	375,981	264,107
Total cost of revenues	130,788	96,639	375,981	271,898
Gross profit	33,130	18,267	100,064	70,415
Operating expenses:
Research and development - development arrangement	—	—	—	(6,000)
Research and development - non cash equity compensation	—	23,876	—	23,876
Research and development - other	14,062	9,660	37,482	26,832
Total research and development	14,062	33,536	37,482	44,708
Selling, general and administrative - non cash equity compensation	240	135,885	621	135,885
Selling, general and administrative - other	9,164	7,538	26,483	20,121
Total selling, general and administrative	9,404	143,423	27,104	156,006
Amortization of intangible assets	834	378	1,560	772
In process research and development	—	—	2,230	—
Other costs	—	726	—	2,589
Total operating expenses	24,300	178,063	68,376	204,075
Operating income (loss)	8,830	(159,796)	31,688	(133,660)
Interest income, net	351	77	1,020	905
Income (loss) from continuing operations before income taxes	9,181	(159,719)	32,708	(132,755)
Provision (benefit) for income taxes	1,324	(6,338)	4,358	(2,302)
Net income (loss) from continuing operations	7,857	(153,381)	28,350	(130,453)
Loss from discontinued operations (net of taxes of zero)	—	(12,924)	—	(12,924)
Net income (loss)	$7,857	$(166,305)	$28,350	$(143,377)

Net earnings (loss) per share - basic:
Net income (loss) from continuing operations	$0.28	$(6.80)	$1.00	$(8.74)
Loss from discontinued operations, net of income tax	—	(0.57)	—	(0.87)
Net earnings (loss) per share	$0.28	$(7.37)	$1.00	$(9.61)

Net earnings (loss) per share - diluted:
Net income (loss) from continuing operations	$0.27	$(6.80)	$0.98	$(8.74)
Loss from discontinued operations, net of income tax	—	(0.57)	—	(0.87)
Net earnings (loss) per share	$0.27	$(7.37)	$0.98	$(9.61)

Weighted average common shares and class B preferred ordinary shares (in thousands), used in computing net earnings (loss) per share:
Basic	28,413	22,565	28,302	14,921
Diluted	29,079	22,565	29,052	14,921
Pro forma net earnings (loss) per common share from continuing operations (a)
Basic	$0.28	$(5.67)	$1.00	$(5.26)
Diluted	$0.27	$(5.67)	$0.98	$(5.26)
Weighted-average common shares (in thousands), used in computing the pro forma net earnings (loss) per share:
Basic	28,413	27,060	28,302	24,797
Diluted	29,079	27,060	29,052	24,797

(a) Pro forma net income per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2005	2004
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$62,440	$63,495
Accounts receivable, net	61,558	49,656
Inventories	79,731	43,014
Prepaid expenses	3,027	2,594
Deferred income taxes	9,451	6,774
Other current assets	6,264	2,855
Total current assets	222,471	168,388
Property, plant and equipment, net	19,646	14,495
Intangible assets, net	28,453	7,911
Deferred income taxes	9,070	14,448
Total assets	$279,640	$205,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$65,988	$47,067
Acquisition note payable	3,000	2,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	11,054	10,811
Deferred revenue	24,598	1,887
Income taxes payable	279	462
Deferred income taxes	865	536
Other accrued liabilities	14,177	10,778
Total current liabilities	123,961	77,541
Long-term debt	8,000	11,000
Total liabilities	131,961	88,541

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,425 and 28,043 issued and outstanding	284	280
Additional paid-in capital	333,515	329,267
Accumulated other comprehensive income (loss)	(869)	755
Accumulated deficit	(185,251)	(213,601)
Total shareholders’ equity	147,679	116,701
Total liabilities and shareholders’ equity	$279,640	$205,242

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2005	2004
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$28,350	$(130,453)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,952	3,890
Amortization of intangible assets	1,560	773
Non-cash equity compensation	621	167,552
Bonus paid by trust	144	—
Gain on sale of assets	—	(36)
Supplier note receivable	—	(6,000)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(11,376)	(7,314)
Inventories	(26,689)	(5,009)
Prepaid expenses and other current assets	(2,648)	(2,686)
Accounts payable	14,113	7,775
Customer advance	—	(1,073)
Employee compensation and benefits payable	189	(3,587)
Deferred revenue	5,604	(9,806)
Income taxes payable	(183)	225
Deferred income taxes	5,172	(3,510)
Amount payable to related party	—	339
Other accrued liabilities	734	940
Net cash provided by operating activities	20,543	12,020

Cash flows from investing activities:
Investments in property, plant and equipment	(9,666)	(6,403)
Dispositions of property, plant and equipment	—	36
Loan to acquire company	(2,500)	—
Acquisition of business, net of cash received	(6,473)	(6,015)
Repayment of supplier note receivable	—	6,000
Net cash used in investing activities	(18,639)	(6,382)

Cash flows from financing activities:
Net payments of short-term borrowings	—	(133)
Payment of acquisition note payable	(2,000)	—
Payments of long-term borrowings	(3,000)	(3,000)
Proceeds from issuance of shares	2,041	52,984
Net cash provided by (used in) financing activities	(2,959)	49,851
Change in cash and cash equivalents	(1,055)	55,489
Cash and cash equivalents at beginning of period	63,495	2,008
Cash and cash equivalents at end of period	$62,440	$57,497

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues	$163,918		$163,918
Cost of revenues	130,788		130,788
Gross profit	33,130		33,130
Operating expenses:
Research and development - other	14,062		14,062
Total research and development	14,062		14,062

Selling, general and administrative - non cash equity compensation	240	(240)	—
Selling, general and administrative - other	9,164		9,164
Total selling, general and administrative	9,404		9,164

Amortization of intangible assets	834	(834)	—
In process research and development	—		—
Total operating expenses	24,300		23,226
Operating income	8,830		9,904
Interest income, net	351		351
Income before income taxes	9,181		10,255
Provision for income taxes	1,324	459	1,783
Net income	$7,857		$8,472

Pro forma net earnings per common share
Basic	$0.28		$0.30
Diluted	$0.27		$0.29

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	28,413		28,413
Diluted	29,079		29,079

	Nine Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues	$476,045		$476,045
Cost of revenues	375,981		375,981
Gross profit	100,064		100,064
Operating expenses:
Research and development - other	37,482		37,482
Total research and development	37,482		37,482

Selling, general and administrative - non cash equity compensation	621	(621)	—
Selling, general and administrative - other	26,483		26,483
Total selling, general and administrative	27,104		26,483

Amortization of intangible assets	1,560	(1,560)	—
In process research and development	2,230	(2,230)	—
Total operating expenses	68,376		63,965
Operating income	31,688		36,099
Interest income, net	1,020		1,020
Income before income taxes	32,708		37,119
Provision for income taxes	4,358	1,346	5,704
Net income	$28,350		$31,415

Pro forma net earnings per common share
Basic	$1.00		$1.11
Diluted	$0.98		$1.08

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	28,302		28,302
Diluted	29,052		29,052

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2004	(a)	2004
	(US dollars in thousands, except per share amounts)

Revenues	$114,906		$114,906
Cost of revenues - non cash equity compensation	7,791	(7,791)	—
Cost of revenues - other	88,848		88,848
Total cost of revenues	96,639		88,848
Gross profit	18,267		26,058
Operating expenses:
Research and development - non cash equity compensation	23,876	(23,876)	—
Research and development - other	9,660		9,660
Total research and development	33,536		9,660

Selling, general and administrative - non cash equity compensation	135,885	(135,885)	—
Selling, general and administrative - other	7,538		7,538
Total selling, general and administrative	143,423		7,538

Amortization of intangible assets	378	(378)	—
Other costs	726	(726)	—
Total operating expenses	178,063		17,198
Operating income (loss)	(159,796)		8,860
Interest income, net	77		77
Income (loss) from continuing operations before income taxes	(159,719)		8,937
Provision (benefit) for income taxes	(6,338)	8,287	1,949
Net income (loss) from continuing operations	$(153,381)		$6,988

Pro forma net earnings per common share
Basic	$(5.67)		$0.26
Diluted	$(5.67)		$0.25

Weighted-average common shares (in thousands), used in computing pro forma net earnings per share:
Basic	27,060		27,060
Diluted	27,060		27,625

	Nine Months Ended
	GAAP	Non-GAAP	Non-GAAP
	August 31,	Adjustment	August 31,
	2004	(a)	2004
	(US dollars in thousands, except per share amounts)

Revenues	$342,313		$342,313
Cost of revenues - non cash equity compensation	7,791	(7,791)	—
Cost of revenues - other	264,107		264,107
Total cost of revenues	271,898		264,107
Gross profit	70,415		78,206
Operating expenses:
Research and development - development arrangement	(6,000)	6,000	—
Research and development - non cash equity compensation	23,876	(23,876)	—
Research and development - other	26,832		26,832
Total research and development	44,708		26,832

Selling, general and administrative - non cash equity compensation	135,885	(135,885)	—
Selling, general and administrative - other	20,121		20,121
Total selling, general and administrative	156,006		20,121

Amortization of intangible assets	772	(772)	—
Other costs	2,589	(2,589)	—
Total operating expenses	204,075		46,953
Operating income (loss)	(133,660)		31,253
Interest income (expense), net	905	(933)	(28)
Income (loss) from continuing operations before income taxes	(132,755)		31,225
Provision (benefit) for income taxes	(2,302)	8,125	5,823
Net income (loss) from continuing operations	$(130,453)		$25,402

Pro forma net earnings per common share
Basic	$(5.26)		$1.02
Diluted	$(5.26)		$1.00

Weighted-average common shares (in thousands), used in computing pro forma net earnings per share:
Basic	24,797		24,797
Diluted	24,797		25,458

(a)

Non-GAAP Adjustment for the three and nine month periods ended August 31, 2005 includes non-cash equity compensation expense and non-cash amortization of intangible assets and the related tax effect. Non-GAAP adjustment for the nine months ended August 31, 2005 also includes in process research and development expense and the related tax effect. Non-GAAP Adjustment for the three and nine month periods ended August 31, 2004 includes non cash equity compensation expense and the related tax effect, expenses recorded in connection with our preparation for our initial public offering and non-cash amortization of intangible assets and the related tax effect. Non-GAAP Adjustment for the nine months ended August 31, 2004 also includes elimination of the bad debt allowance on a supplier loan of $6,000,000 and accrued interest of $933,000 together with the related tax on the accrued interest.

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

(b)

Pro forma earnings per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.